EXHIBIT 99.1


                                   ORCKIT LOGO



          Orckit Communications Ltd. Announces Pricing of $25.0 Million
                              of Convertible Notes

Tel Aviv, Israel, March 27, 2007 - Orckit Communications Ltd. (NASDAQ: ORCT) announced today the pricing of an offering in a private placement of approximately $25.0 million principal amount of convertible notes (the "Notes").

The Notes are due in 2017, will be linked to the Israeli consumer price index and will pay interest semi-annually at the rate per annum of 6%, linked to the Israeli consumer price index. Holders of the Notes have the right to request repayment of the principal amount in 2012.

The Notes will be convertible at the election of the holders into ordinary shares of Orckit at the initial conversion price of $12.50 per share if the conversion occurs within three years of issuance, by 2010, and at the initial conversion price of $15.00 per share if the conversion occurs thereafter, in each case subject to adjustment for customary events. Orckit will have the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share in 20 consecutive trading days within any 30-day period, subject to adjustment for customary events.

Orckit will undertake to list the Notes on the Tel Aviv Stock Exchange within six months following issuance. If listing of the Notes is not concluded by that date, the holders will have the right to request repayment of the principal amount.

The private placement was offered to Israeli investors and other non-U.S. persons pursuant to Regulation S under the U.S. Securities Act of 1933. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Notes and the conversion prices are presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

About Orckit Communications


Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit, see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's U.S. Securities Exchange Commission filings. Orckit assumes no obligation to update the information in this release.